Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Rio Alto Mining Limited (“Rio Alto” or the “Company”)
400 Burrard Street
Suite 1950
Vancouver, British Columbia
V6C 3A6

Item 2 Date of Material Change

June 12, 2014

Item 3 News Release

A press release was disseminated on June 12, 2014 via Marketwired.

Item 4 Summary of Material Change

Dr. Roger Norwich resigned from the Board of Directors of the Company.

Item 5 Full Description of Material Change

Dr. Roger Norwich resigned from the Board of Directors of the Company for health and personal reasons. Dr. Norwich has been a director of Rio Alto since its inception in June 2009 and most recently served on the Corporate Governance and Compensation Committee and the Audit Committee.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Alexander Black
President, CEO & Director
51 1 625 9900
alexb@rioaltomining.com

Item 9 Date of Report

June 19, 2014